Exhibit 2.1

Dated 27 June 2005

REMY COINTREAU S.A.

and

BOTAPOL MANAGEMENT B.V.

and

TAKIRRA INVESTMENT CORPORATION N.V.

and

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

and

CAREY AGRI INTERNATIONAL POLAND Sp. z o.o.

SHARE SALE AGREEMENT

relating to the sale of the entire share capital of Botapol Holding B.V.

25 rue de Marignan

75008 Paris

Telephone (33) 1 56 43 56 43

Facsimile (33) 1 43 59 41 96

Ref: Patrick Rignell

Share Sale Agreement

This Agreement is made on 27 June 2005 between:

(1)	Rémy Cointreau S.A., a company incorporated in France whose registered office is at rue Joseph Pataa, Ancienne rue de la Champagne, 16100 Cognac, France (“Rémy Cointreau”);

(2)	Botapol Management B.V., a company incorporated in the Netherlands whose registered office is at Wattstraat 61, 2723 RB Zoetermeer, the Netherlands (“Botapol Management”);

(3)	Takirra Investment Corporation N.V., a company incorporated in the Netherlands Antilles whose registered office is at Fokkerweg 26, Unit 301, Curaçao, Netherlands Antilles (“Takirra” and together with Botapol Management (the “Sellers”));

(4)	Carey Agri International Poland Sp. z o.o., a limited liability company organized under the laws of Poland whose registered office is at ul. Bokserska 66a, 02-680 Warszawa, Poland (the “Purchaser”); and

(5)	Central European Distribution Corporation, a company incorporated in Delaware whose principal executive office is at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania, United States of America (“CEDC”).

Whereas:

(A)	Following initial discussions between Takirra and Purchaser with regard to a potential sale of the Companies to Purchaser, Takirra approached Botapol Management.

(B)	In order to secure Botapol Management’s approval of the sale, both Takirra and Purchaser have each agreed (as set out in Clause 3.2.2(i) of this Agreement) that US $5 million of the total purchase price payable for the Shares (as defined below) should be paid exclusively to Botapol Management.

(C)	Following the above agreement, the Sellers have agreed to sell the Shares and to assume the obligations imposed on the Sellers under this Agreement;

(D)	Rémy Cointreau has agreed to guarantee the performance by Botapol Management, an indirect subsidiary of Rémy Cointreau, of its obligations under this Agreement.

(E)	The obligations of the Sellers under this Agreement are several. Accordingly Botapol Management shall not have any liability for the performance by Takirra of its obligations under this Agreement and vice versa.

(F)	The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

(G)	CEDC has agreed to guarantee the performance by the Purchaser, a subsidiary of CEDC, of its obligations under this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accounts” means the Polish GAAP audited accounts of Bols and Hillcroft for the year ending 31 December 2004, the French GAAP consolidated accounts of Bols for the year ending 31 March 2005 and the Dutch GAAP audited accounts of Botapol Holding for the year ending 31 March 2005;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Sellers and the Purchaser and signed for identification with such alterations as may be agreed in writing between the Sellers and the Purchaser from time to time;

“Applicable Law” means any national, federal, state, provincial, local, foreign or other law, statute, constitution, ordinance, code, order, edict, decree, rule, regulation, ruling, judgment or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority which is applicable to the Companies on or prior to the Closing Date.

“Bols” means Bols Sp. z o.o., details of which is set out in Part 2 of Schedule 2.

“Botapol Holding” means Botapol Holding B.V., details of which are set out in Part 3 of Schedule 2.

“Botapol Payment” has the meaning given to it in Clause 3.2.4;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in France, the Netherlands, Poland or the United States of America;

“Business Intellectual Property” means all Intellectual Property which is necessary to conduct the businesses of the Companies as presently conducted in Poland and Russia.

“CEDC EBIT” has the meaning ascribed thereto in Schedule 16;

“Closing” means the completion of the sale of the Shares pursuant to Clause 6 of this Agreement and the Transfer Documents;

“Closing Amount” means the aggregate amounts payable to the Sellers set out in Clauses 3.2.2 and 3.2.4;

“Closing Date” means the date on which Closing takes place;

“Companies” and “Group” means Botapol Holding, Bols and Hillcroft, and “Company” means any one of them;

“Companies EBIT” has the meaning ascribed thereto in Schedule 17;

“Confidentiality Agreement” means the confidentiality agreement dated 17 April 2005 between DELB BV., Takirra and CEDC pursuant to which the Sellers made available to CEDC certain confidential information relating to the Group, and CEDC made available to the Sellers certain confidential information relating to itself;

“Consideration Shares” means the shares of common stock of CEDC with a par value of US$0.01 each (or such other par value of CEDC’s shares of common stock following any consolidation, sub-division, repayment or reduction of capital or other event giving rise to an adjustment of the par value of such common stock hereafter) to be issued and allotted to the Sellers credited as fully paid on Closing in partial satisfaction of the Purchase Price, which Consideration Shares shall have the same par value as CEDC’s existing fully paid shares of common stock and shall rank pari passu with such shares, including the right to receive all dividends and other distributions declared and paid after the Closing Date;

“Data Room” means the data room containing documents and information relating to the Group made available by the Sellers to the Purchaser, the contents of which are listed in Appendix 1 to the Disclosure Letter;

“Disclosure Letter” means the letter dated hereof from the Sellers to the Purchaser disclosing:

(i)	information constituting exceptions to the Sellers’ Warranties; and

(ii)	details of other matters referred to in this Agreement;

“DELB BV” means Distilleerderijen Erven Lucas Bols B.V.;

“Encumbrance” means any claim, charge, mortgage, lien, option, pledge, pre-emptive right, right of first refusal or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Environmental, Health and Safety Laws” means any and all Applicable Laws, including legal requirements, obligations, duties, standards and liability and enforcement provisions under strict liability laws relating to the prevention, detection and cleanup of pollution, the discharge of materials into the environment or work place, and damage to property or the environment or injury to persons relating to pollution, the discharge of materials or unsafe work place conditions.

“Escrow Agent” means Linklaters;

“EURIBOR” means the Euro Interbank Offered Rate published on Moneyline Telerate page 248/249 at 11.00 a.m. (CET) for spot value (T+2) at which euro interbank term deposits are offered by one prime bank to another prime bank;

“European Distribution Agreement” means any distribution agreement relating to the exclusive distribution of Bols vodka in any one or more Western and Eastern European countries to be entered into between DELB BV and the Purchaser in the circumstances described in Clause 14;

“First Transfer Document” means the notarial deed of transfer for the Cash Percentage of the Shares to be executed by the Notary in the form set out in Part 1 of Schedule 12;

“Governmental Authority” means any international, national, federal, state, provincial, municipal or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, or arbitral body, whether domestic or foreign.

“Hillcroft” means Hillcroft Limited Sp z o.o., details of which are set out in Part 2 of Schedule 2.

“Indebtedness Statement” means the indebtedness statement to be prepared by the Sellers in accordance with Clause 5.3.5 setting out the amount of indebtedness which will be outstanding on the Closing Date by members of the Sellers’ Groups to the Companies and vice versa.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium);

“knowledge of the Sellers” shall be deemed to mean that which is actually known by Messrs Piet van Leijenhorst, Loes Beukers, Mark Maters, Jean-Marie Laborde, Hervé Dumesny, Marc Lérat, Stéphane Laugery, Jean-Noël Reynaud, Markus Sieger, Jerzy Andrzej Starak, Jackie Brunner, Grzegorz Swiderski and Maciej Dabrowiecki and that which would or should have been known by such persons after reasonable inquiry;

“Losses” means all losses, liabilities, deficiencies, judgments, penalties, fines, damages, (including diminution of value), costs (including without limitation legal costs and costs of investigation, litigation, settlement and judgment), charges, expenses, actions, proceedings, claims and demands;

“Marks” means all trademarks, service marks, certification marks, collective marks, domain names and collective membership marks whether word, logo, or other forms of designations of origin;

“Material Adverse Effect” means any change, effect, circumstance or occurrence that individually or when taken together with all other change, effect, circumstance and occurrence is or is reasonably likely to be materially adverse to (i) the business, properties, assets (including intangible assets), liabilities, condition (financial or otherwise), competitive position, capitalization, prospects, or results of operation of the Companies taken as a whole, (ii) the ability of the Sellers or the Companies to perform their obligations under this Agreement or to consummate timely the transactions contemplated hereby, or (iii) the ability of the Purchaser to conduct the businesses of the Companies after the Closing Date substantially as such businesses are being conducted as of the date hereof;

“Notary” means a civil law notary (nataris) of Allen & Overy LLP Amsterdam;

“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Authority;

“Ordinary Course of Business” means the ordinary course of business consistent with practice (including with respect to quantity and frequency);

“Permit” means any license, import licenses, export license, franchise, consent, permit, certificate, certificate of occupancy, order, exemption, registration, authorization, approval or registration;

“Polish Distribution Agreement” means the distribution agreement relating to the exclusive distribution of products of the Rémy Cointreau Group in Poland to be entered into on Closing between the relevant members of the Rémy Cointreau Group and the Purchaser in the form set out in Schedule 8;

“Properties” means the properties set out in Parts 1 and 2 of Schedule 3 and “Property” means any one of them;

“Purchaser’s Group” means CEDC, the Purchaser and its subsidiaries from time to time;

“Purchaser’s Lawyers” means Dickstein Shapiro Morin & Oshinsky LLP of 1177 Avenue of Americas, New York, NY 10036, United States of America;

“Receivables and Payables Statement” means the statement to be prepared by the Sellers in accordance with Clause 5.3.5 setting out the amount of receivables and payables outstanding as at the Closing Date between the Companies on the one hand and the Sellers’ Groups on the other hand.

“Registration Rights Agreement” means the registration rights and lock up agreement to be entered into on Closing between the Sellers and the Purchaser in the form set out in Schedule 11;

“Rémy Cointreau Group” means Rémy Cointreau and its subsidiaries from time to time (other than the Companies);

“Second Transfer Document” means the notarial deed of transfer for the Shares less the Cash Percentage of the Shares to be executed by the Notary in the form set out in Part 2 of Schedule 12;

“Sellers’ Group” means either the Rémy Cointreau Group or the Takirra Group, as the case may be;

“Sellers’ Lawyers” means Linklaters of 25 rue de Marignan, 75008 Paris;

“Sellers’ Warranties” means the several warranties given by the Sellers pursuant to Clause 7 and Schedule 6 and “Sellers’ Warranty” means any one of them;

“Senior Employee” means any employee employed or engaged in relation to the Group on an annual salary (on the basis of full-time employment) in excess of 200,000 Polish zlotys per annum;

“Shares” means all the shares in the capital of Botapol Holding;

“Takirra Group” means Takirra and its subsidiaries from time to time (other than the Companies);

“Taxation” or “Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

“Tax Authority” means any Governmental Authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Indemnity” means the tax deed of covenant to be entered into between Rémy Cointreau, the Sellers and the Purchaser at Closing in the form set out in Schedule 9;

“Tax Return” means any return, declaration, claim for refund, information return or statement (including any schedule, attachment and amendment thereof) filed or required to be filed with any Tax Authority in connection with the determination, assessment or collection of any Tax;

“Trademark Licence” means the exclusive perpetual royalty free trademark licence to use the Bols vodka trademark for the manufacture, marketing and sale of Bols vodka to be entered into between DELB BV (or such other member of the Rémy Cointreau Group as may be nominated by Rémy Cointreau and whose obligations shall be guaranteed by DELB BV) and the Purchaser at Closing in the form set out in Schedule 10;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Transfer Documents, the Tax Indemnity, the Trademark Licence, the Polish Distribution Agreement, the European Distribution Agreement and the Zubrowka Distribution Agreement, the Registration Rights Agreement and any other agreements entered into between the parties in accordance with the terms of this Agreement;

“Transfer Documents” means the First Transfer Document and the Second Transfer Document;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and outside the European Union any Taxation levied by reference to added value or sales;

“WTK Soplica” means Stadnina Koni Maciukiewicz Spólka z organiczona odpowiedzialnoscia (formerly know as WTK Soplica) with its registered office in Nowecin, Pomorskie Voivodship, entered in the commercial register of the Polish Court Register under no. KRS 0000054947;

“Zubrowka Distribution Agreement” means the distribution agreement relating to the exclusive distribution of Zubrowka vodka in the United States of America to be entered into in the circumstances described in Clause 15 between the Purchaser and Rémy Amérique or such other member of the Rémy Cointreau Group as Rémy Cointreau may nominate.

1.2	Several Liabilities of the Sellers

Each Seller shall only have rights and liabilities (including in relation to payment) under or in relation to any breach of this Agreement, the Transfer Documents or the Tax Indemnity on a several basis and references to “Sellers” shall be construed accordingly.

1.3	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to persons and companies

References to:

1.4.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2	a company include any company, corporation or any body corporate, wherever incorporated.

1.5	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:

1.5.1	holds a majority of the voting rights in it;

1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.6	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.7	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.8	Currency Conversion

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date.

For the purposes of this Clause:

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Relevant Date as quoted by Telerate or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

“Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment is to be made in accordance with this Agreement, the Transfer Documents or the Tax Indemnity.

2	Agreement to Sell the Shares

2.1	Sale and Purchase of the Shares

2.1.1	On and subject to the terms of this Agreement and the Transfer Documents the Sellers (each as to the Shares set out against its name in Schedule 1), hereby sell, and:

(i)	the Purchaser hereby purchases the Cash Percentage of the Shares; and

(ii)	CEDC hereby purchases the Shares less the Cash Percentage of the Shares.

2.1.2	The Shares shall be sold free from all Encumbrances and together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).

2.2	Transfer Documents

2.2.1	On Closing, the Sellers and the Purchaser shall execute the First Transfer Documents, and on the immediately following Business Day, the Sellers and the Purchaser shall then execute the Second Transfer Document. The Parties shall procure that Botapol Holding shall acknowledge the transfer of the Shares by signing the Transfer Documents.

2.2.2	The Notary is a civil law notary with Allen & Overy LLP, who is advising the Seller. The Purchaser acknowledges that it is aware of the provisions of the Ordinance Containing Rules of Professional Conduct and Ethics (Verordening beroeps - en gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Purchaser acknowledges and agrees that Allen & Overy LLP may advise and act on behalf of the Sellers and its Affiliates with respect to this Agreement, and any agreements and/or any disputes related to or resulting from this Agreement.

3	Purchase Price

3.1	Purchase Price

3.1.1	The aggregate consideration for the purchase of the Shares (the “Purchase Price”) under this Agreement and the Transfer Documents shall be an amount equal to the sum of US$265,000,000 (Two Hundred and Sixty Five Million Dollars).

3.1.2	The consideration shall be paid by the Purchaser and CEDC to the Sellers in accordance with Clauses 3.2 and 6.3.

3.2	Purchase Price to be satisfied in Cash and Shares

3.2.1	At the election of the Purchaser, between 45 and 55 per cent. (such percentage being the “Cash Percentage”) of the Purchase Price (the “Cash Price”) shall be satisfied by the payment in US dollars in immediately available funds to the Sellers on Closing. The Purchaser shall notify the other Parties and the Notary no later than five Business Days prior to Closing of the Cash Percentage.

3.2.2	The Cash Price shall be paid to the Sellers in the following proportions:-

(i)	The Purchaser shall pay Botapol Management on Closing (the “Botapol Management Cash Price”) US$5,000,000 plus 50% of the Cash Percentage x US$260,000,000;

(ii)	The Purchaser shall pay Takirra (the “Takirra Price”) on Closing 50% of the Cash Percentage x US$260,000,000;

The balance of the Purchase Price (the “Share Price”) shall be satisfied by the issue on Closing to the Sellers of such number of Consideration Shares as is obtained by dividing the Share Price by $36.22 (the “Issue Price”); provided, however, that the Share Price and the Cash Price shall be adjusted, if necessary, so that the total number of Consideration Shares issued at Closing shall not exceed 19.99% of the issued and outstanding shares of common stock of CEDC immediately prior to Closing.

3.2.3	The Purchaser shall notify the Sellers of the Cash Percentage five Business Days prior to Closing.

3.2.4	In addition, on Closing the Purchaser shall pay US$5,000,000 (the “Botapol Payment”) to Botapol Management in order to protect Botapol Management against fluctuations in the Purchaser’s share price (which payment may be subject to partial or total reimbursement in accordance with the provisions of Clause 13).

3.3	Adjustments to Purchase Price

3.3.1	If any payment is made by any Seller to the Purchaser or CEDC (other than interest payable under Clause 17.14) in respect of (i) any claim for any breach of this Agreement or the Transfer Documents or pursuant to an indemnity under this Agreement or under the Tax Indemnity, or (ii) pursuant to Clauses 12 and 13 hereof, such payment(s) shall be considered, for all Tax purposes, as a reduction of the Purchase Price paid by the Purchaser and CEDC for the particular Shares to which the payment and/or claim relates under this Agreement, and the Purchase Price shall be deemed to have been reduced by the amount of such payment.

3.3.2	If any payment is made by the Purchaser or CEDC to any Seller (other than interest payable under Clause 17.14) in respect of (i) any claim for any breach of this Agreement or the Transfer Documents or pursuant to an indemnity under this Agreement or under the Tax Indemnity, or (ii) pursuant to Clause 11 hereof, such payment(s) shall be considered, for all Tax purposes, as an increase in the Purchase Price paid by the Purchaser or CEDC for the particular Shares to which the payment and/or claim relates under this Agreement and the Purchase Price shall be deemed to have been increased by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

4.1.1	The respective obligations of each party to sell and purchase the Shares contained in Clause 2.1 are conditional upon satisfaction of the following conditions, or their satisfaction subject only to Closing:

(i)	The President of the Office of Competition and Consumer Protection of the Republic of Poland (the “President of the OCCP”) granting consent for the acquisition by the Purchaser of the Shares, or the lapse of the statutory period during which the President of the OCCP should issue its merger control decision;

(ii)	The Rémy Cointreau Group being authorised by the holders of the Rémy Cointreau’s 6 1/2% Notes due 2010 to sell the Shares and enter into the Transaction Documents.

(iii)	All consents, approvals and waivers from third parties required in order to sell the Shares free from Encumbrances and to execute, deliver and perform the Transaction Documents shall have been obtained.

4.1.2	The obligations of the Purchaser to purchase the Shares contained in Clause 2.1 are conditional upon satisfaction of the following condition, or its satisfaction subject only to Closing:

(i)	The Sellers shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date (including their obligations under Clause 6.2).

4.1.3	The obligations of the Sellers to sell the Shares contained in Clause 2.1 are conditional upon satisfaction of the following condition, or its satisfaction subject only to Closing:

(i)	The Purchaser shall have performed or complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date (including its obligations under Clause 6.2).

4.2	Responsibility for Satisfaction

4.2.1	Rémy Cointreau shall use its best endeavours to ensure the satisfaction of the conditions set out in paragraphs (ii) and (iii) of Clause 4.1.1 and Clause 4.1.2, Takirra shall use its best endeavours to ensure the satisfaction of the conditions set out in paragraph (iii) of Clause 4.1.1 and Clause 4.1.2 and the Purchaser and CEDC shall use their best endeavours to ensure the satisfaction of the conditions set out in paragraph (i) of Clause 4.1.1 and Clause 4.1.3.

4.2.2	Without prejudice to Clause 4.2.1, the parties agree that all requests and enquiries from any government, governmental, supranational or trade agency, court or other regulatory body shall be dealt with by the Sellers and the Purchaser in consultation with each other and the Sellers and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by such government, agency, court or body upon being requested to do so by the other.

4.3	Non-Satisfaction/Waiver

4.3.1	The party responsible for satisfaction of each condition in Clause 4.2 shall give notice to the other parties of the satisfaction of the relevant conditions within two Business Days of becoming aware of the same.

4.3.2	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in paragraph (iii) of Clause 4.1.1 and Clause 4.1.2 by notice in writing to the Sellers.

4.3.3	The Sellers may at any time waive in whole or in part and conditionally or unconditionally the condition set out in Clause 4.1.3 by notice in writing to the Purchaser.

4.3.4	If the conditions in Clause 4.1 are not satisfied or waived on or before 31 January 2006, this Agreement (other than Clauses 1, 16 and 17.5 to 17.20) shall lapse and no party shall have any claim against any other under it, save for any claim arising from breach of any obligation contained in Clause 4.2.

5	Pre-Closing

5.1	Sellers’ Obligations in Relation to the Conduct of Business

Each of the Sellers undertakes to use their reasonable endeavours to procure that between the date of this Agreement and Closing each Company:

5.1.1	shall carry on its business as a going concern in the Ordinary Course of Business, (including preserving the Companies’ business organization, retaining the services of the current officers and key employees of the Companies, and maintaining relationships with the Companies’ customers and suppliers) save in so far as agreed in writing by the Purchaser (such consent not to be unreasonably withheld or delayed);

5.1.2	without prejudice to the generality of Clause 5.1.1, the Sellers shall permit a designee of the Purchaser to observe all of the financial and operational matters of the Companies and shall not, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), permit the Companies to:

(i)	amend the Companies’ organizational documents;

(ii)	enter into any agreement or incur any commitment involving any capital expenditure in excess of US$25,000 per item or US$100,000 in the aggregate;

(iii)	enter into or amend any agreement or incur any commitment which is not capable of being terminated without compensation at any time with twelve months notice or less and which involves or may involve total annual expenditure in excess of US$25,000 per item or US$100,000 in the aggregate;

(iv)	acquire or dispose of, or agree to acquire or dispose of, any asset, involving consideration, expenditure or liabilities in excess of US$25,000 per item or US$100,000 in the aggregate, other than the acquisition or sale of inventory in the Ordinary Course of Business;

(v)	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(vi)	make any loans, advances or capital contributions to any other person;

(vii)	incur, assume or prepay any indebtedness, letters of credit, contingent or other earn-out payments, capital lease obligations, or assume, guarantee or otherwise become liable for any indebtedness, letters of credit, contingent or other earn-out payments, capital lease obligations of any other person, other than under Bol’s existing revolving credit facility agreement with Brebank;

(viii)	cancel any debts owed to the Companies or waive or release any claims or rights of the Companies, or factor, discount, or otherwise accept less than full payment with regard to the Companies’ accounts receivables and other amounts due, or offer or extend any special discounts to customers, except in the Ordinary Course of Business;

(ix)	create, allot or issue, or grant an option to subscribe for, any share capital of any Company;

(x)	repay, redeem or repurchase any share capital of any Company;

(xi)	in the case of the Companies only, declare, make or pay any dividend or other distribution to shareholders;

(xii)	appoint or dismiss any Senior Employee, or grant any employee the right to receive compensation payable upon Closing, or otherwise increase the compensation of any Senior Employee (except to the extent currently contemplated in the agreements referred to in Sellers’ Warranty 1.9);

(xiii)	incorporate, form or otherwise organize a subsidiary;

(xiv)	settle or compromise any claim, action, investigation, proceeding or other litigation in excess of US$25,000;

(xv)	make any change to its accounting practices or policies or amend its constitutional documents; or

(xvi)	agree or commit to do any of the foregoing.

5.2	Sellers’ and Purchaser’s Competition Obligations prior to Closing

None of the parties shall enter into (and will procure that none of its affiliates enters into) any agreement or arrangement (other than in the case of the Purchaser participating in the Polish government’s tender process to acquire a shareholding in Polmos Bialystok) likely to affect, delay, impede, or in any respect prejudice the fulfilment of the condition precedents set out in Clause 4.1.

5.3	Pre-Closing Obligations

5.3.1	From the date hereof until the Closing Date or earlier termination of this Agreement in accordance with Clause 5.4 hereof, Rémy Cointreau, the Sellers and the Companies shall not, and shall not authorize or permit any of its or their affiliates, officers, managers, directors, employees, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, consider, seek, solicit, negotiate with, engage in discussions with, accept any proposals or offers from, or provide or cause to be provided information to or access to the Companies to, any third party with respect to a potential acquisition of any of Shares or the assets any of the Companies (an “Acquisition Proposal”). Rémy Cointreau, the Sellers and the Companies shall advise the Purchaser as promptly as possible of any Acquisition Proposal or any inquiry with respect to or which the Sellers reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person or group making any such Acquisition Proposal or inquiry.

5.3.2	Subject to Clause 16.2, from the date hereof until the Closing Date or earlier termination of this Agreement in accordance with Clause 5.4 hereof, the Sellers and the Companies will continue to afford the Purchaser and its accountants, counsel and other representatives reasonable access on reasonable notice to the properties, books and records of the Companies as the Purchaser may reasonably request.

5.3.3	The Sellers will give prompt notice to the Purchaser of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated hereby, (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated hereby, (iii) any litigation relating to, involving or otherwise affecting Rémy Cointreau, the Sellers or the Companies that relates to the consummation of the transactions contemplated hereby. The Sellers shall give prompt notice to the Purchaser of any representation or warranty made by them contained in this Agreement becoming untrue or inaccurate, or any failure of the Sellers to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement. No information or knowledge obtained pursuant to this Clause or otherwise will affect or be deemed to modify any representation, warranty or covenant contained herein, or will prevent or cure any breach of a representation, warranty or covenant contained in this Agreement, or will effect the conditions to the obligations of the parties to consummate the transaction contemplated hereby, or will constitute a waiver of any rights or defences that the Purchaser may have against the Sellers.

5.3.4	After the date hereof and prior the Closing Date, the Sellers shall cause Bols to sell its entire interest in WTK Soplica.

5.3.5	After the date hereof and prior the Closing Date, the Sellers and the Purchaser shall negotiate in good faith the outstanding schedules to the Polish Distribution Agreement, together with the definitive provisions of the Royal Vodka production agreement and Bols Vodka export production agreement.

5.3.6	By no later than five Business Days prior to the Closing Date, the Sellers shall provide the Purchaser with both the Indebtedness Statement and the Receivables and Payables Statement. These statements shall be presented in a manner similar to the information given as at 31 May, 2005 and set out in Schedule 18. The Sellers shall take into account the Purchaser’s reasonable comments in relation to any inaccuracies (if any) in either such statement.

5.3.7	On the Closing Date, the Sellers shall cause the trademark license agreement dated 1 January, 1998 between Unipol B.V., Unicom Bols Group Sp. z o.o. and Bols to be terminated.

5.4	Termination

5.4.1	Each Seller and the Purchaser shall be entitled by notice in writing to the other parties sent prior to Closing to terminate this Agreement if any event occurs that is likely to result in the CEDC’s EBIT or the Companies’ EBIT, as the case may be, for the twelve months ending either, 31 December 2005 for CEDC or 31 March 2006 for Bols or Hillcroft being 25% or more lower than for the same period in the prior year.

5.4.2	Save as provided in this Clause 5.4 no party shall have any right of termination or rescission.

6	Closing

6.1	Date and Place

Subject to Clause 4, Closing shall take place at the offices of the Notary in Amsterdam on the fourteenth day following fulfilment or waiver of the conditions set out in Clause 4.1 or at such other location, time or date as may be agreed between the Purchaser and the Sellers; provided that if CEDC has not received the proceeds of the issue of its Senior Notes due 2012 by such date, the Closing shall be deferred until the earlier of (i) 29 July 2005; and (ii) the date on which such proceeds are received by CEDC (it being acknowledged for the avoidance of doubt, that if such sales proceeds have not been received by 29 July 2005 the Purchaser shall nevertheless be obliged to close on such date in accordance with the terms of this Agreement).

6.2	Closing Events

On Closing, the parties shall comply with their respective obligations specified in Schedule 5. The Sellers may waive some or all of the obligations of the Purchaser as set out in Schedule 5 and the Purchaser may waive some or all of the obligations of the Sellers as set out in Schedule 5.

6.3	Payment on Closing and delivery of share certificates in respect of Consideration Shares

6.3.1	On Closing, the Purchaser shall pay the Cash Price to the Sellers in US dollars in immediately available funds;

6.3.2	On Closing, the Purchaser shall pay the Botapol Payment to Botapol Management in US dollars in immediately available funds; and

6.3.3	On Closing, CEDC shall enter the names of each Seller on its register of stockholders in respect of such number of Consideration Shares to which such

Seller is in accordance with Clause 3.2.2 entitled and deliver to the Escrow Agent share certificates in the names of the Sellers in respect of such number of Consideration Shares.

6.4	Delivery of share certificates in respect of remaining Consideration Shares

On the Business Day immediately following the Closing Date and upon satisfaction of the closing obligations in Clause 2.1.2 of Schedule 5, the Escrow Agent shall automatically release the share certificates in respect of the Consideration Shares to the Sellers without further instructions from CEDC, the Purchaser or the Sellers.

6.5	Breach of Closing Obligations

If any party fails to comply with any material obligation in Clauses 4, 6.2 and 6.3 and Schedule 5, the Purchaser, in the case of non-compliance by the Sellers, or any Seller, in the case of non-compliance by the Purchaser, shall be entitled if such non-compliance has not been remedied by 30 September, 2005 (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the Sellers or the Purchaser (as the case may be):

6.5.1	to terminate this Agreement (other than Clauses 1, 16 and 17.5 to 17.20) without liability on its part; or

6.5.2	to effect Closing so far as practicable; or

6.5.3	to fix a new date for Closing (not being more than 20 Business Days after the agreed date for Closing) in which case the provisions of Schedule 6 shall apply to Closing as so deferred but provided such deferral may only occur once.

7	Warranties

7.1	The Sellers’ Warranties

7.1.1	Each Seller severally warrants to the Purchaser that the statements set out in Schedule 6 are true and accurate as of the date of this Agreement. Any sum which is payable to the Purchaser in respect of any breach of the Seller’s Warranties set out in Schedule 6 shall be borne as to one half by Botapol Management and one half by Takirra.

7.1.2	The only Sellers’ Warranties given:

(i)	in respect of the Properties are those contained in paragraph 1.16 of Schedule 6 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of the Properties;

(ii)	in respect of Intellectual Property are those contained in paragraph 1.13 of Schedule 6 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of Intellectual Property;

(iii)	in respect of employment matters are those contained in paragraph 1.9 of Schedule 6 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of such matters;

(iv)	in respect of the Environment are those contained in paragraph 1.17 of Schedule 6 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of the Environment;

7.1.3	The Sellers acknowledge that the Purchaser has entered into this Agreement in reliance upon the Sellers’ Warranties.

7.2	Sellers’ Disclosures

7.2.1	The Sellers’ Warranties are subject to any matter which is fairly disclosed in this Agreement, in the Disclosure Letter or in the documents listed in Schedule 1 to the Disclosure Letter (which comprise all those documents provided in the Data Room) or Schedule 2 of the Disclosure Letter, but with respect to the documents listed in Schedule 1 only insofar as such disclosures fairly disclose (for the avoidance of doubt whether in the English, French, Dutch or Polish language) the risk or liability concerned;

7.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 6 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the Sellers’ Warranties as a whole.

7.3	Updating of the Sellers’ Warranties to Closing

7.3.1	Subject to Clause 7.2, each Seller further warrants to the Purchaser on the Closing Date that the Sellers’ Warranties (other than the lists of documents provided to the Purchaser and referred to in Sellers’ Warranties 1.9, 1.12, 1.13 and 1.14 which lists the Purchaser acknowledges shall not need to be updated on Closing) will be true and accurate in all respects as of the date of this Agreement and as of the Closing Date as if they had been repeated as at the Closing Date.

7.4	The Purchaser’s Warranties

7.4.1	The Purchaser warrants to the Sellers that the statements set out in Schedule 7 are true and accurate.

7.4.2	The Purchaser further warrants to the Sellers on the Closing Date that the warranties set out in Schedule 7 will be true and accurate in all respects as of the date of this Agreement and as of the Closing Date as if they had been repeated as at the Closing Date.

8	Limitation of Sellers’ Liability

8.1	Time Limitation for Claims

No Seller shall be liable under this Agreement or the Transfer Documents or the Tax Indemnity in respect of any claim unless a notice of the claim is given by the Purchaser to the Sellers specifying the matters set out in Clause 9.3:

8.1.1	in the case of any claim under the Tax Indemnity, within five years and sixty days following Closing; and

8.1.2	in the case of any other claim, within eighteen months following Closing.

8.2	Minimum Claims

8.2.1	No Seller shall be liable under this Agreement or the Transfer Documents in respect of any claim (other than (i) a claim relating to Tax and (ii) a claim under Clause 9.1.1(v)) where the Losses in respect of any such claim does not exceed US$250,000 (Two Hundred and Fifty Thousand US dollars).

8.2.2	Where the Losses in respect of any such claim exceeds US$250,000 (Two Hundred and Fifty Thousand US dollars) or where the Losses relate to a claim relating to Tax or under Clause 9.1.1(v), subject as provided elsewhere in this Clause 8, the Sellers shall be liable for the amount of such Losses.

8.3	Maximum Liability

The maximum aggregate liability of each Seller in respect of all breaches of this Agreement, the Transfer Documents and the Tax Indemnity shall not exceed 25 per cent. of the Purchase Price which is payable by the Purchaser to such Seller.

8.4	Contingent Liabilities

No Seller shall be liable under this Agreement or the Transfer Documents in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.

8.5	Provisions

No Seller shall be liable under this Agreement or the Transfer Documents in respect of any claim if and to the extent that proper allowance, provision or reserve is made in the Accounts for the matter giving rise to the claim.

8.6	Matters Arising Subsequent to this Agreement

No Seller shall be liable under this Agreement or the Transfer Documents in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

8.6.1	Agreed matters

any matter or thing done or omitted to be done at the request in writing of the Purchaser or CEDC since 17 April, 2005;

8.6.2	Acts of the Purchaser

any act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Companies, or their respective directors, officers, employees or agents or successors in title outside the Ordinary Course of Business, after Closing;

8.6.3	Changes in legislation

(i)	the passing of, or any change in, after Closing any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not in effect at the date of this Closing; or

(ii)	any change after Closing of any generally accepted interpretation or application of any legislation;

8.6.4	Accounting and Taxation Policies

any change in accounting or Taxation policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Closing.

8.7	Net Tax Benefit

No Seller shall be liable under this Agreement or the Transfer Documents in respect of any Losses suffered by the Purchaser or any of the Companies to the extent that the Purchaser or the Companies actually realize any Taxation Benefits (as such term is defined in the Tax Indemnity) as a result of such Loss during any taxable period ending on or before December 31, 2007.

8.8	Purchasers’ Knowledge

No Seller shall be liable in respect of any claim for breach of this Agreement or the Transfer Documents to the extent that the facts giving rise to the relevant claim were actually known prior to the date hereof by Bill Carey or Chris Biedermann, as evidenced solely by the due diligence reports addressed to the Purchaser and/or CEDC by their financial, accounting or legal advisers involved in negotiating the acquisition of the Group or any other written document delivered to CEDC and/or the Purchaser, in each case which a reasonable person would have realised constituted such a breach.

8.9	Mitigation of Losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement or the Transfer Documents.

8.10	Purchaser’s Right to Recover

8.10.1	Prior to Recovery from the Sellers etc.

If, before any Seller pays an amount in discharge of any claim under this Agreement or the Transfer Documents, the Purchaser or any Company is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any Company (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Purchaser shall procure that, before steps are taken to enforce a claim against any Seller following notification under Clause 9.2 of this Agreement or under the Transfer Documents all reasonable steps (other than judicial proceedings) are taken for a period of 90 days to enforce such recovery and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy as the case may be, such claim to the extent of such recovery provided that for the avoidance of doubt the Purchaser shall not be in breach of its obligations under this Clause 8.11.1 if it is acting in accordance with the provisions of Clause 9.6.

8.10.2	Following Recovery from the Sellers etc.

If, after any Seller has paid an amount in discharge of any claim under this Agreement or any Transfer Documents, the Purchaser or any Company is entitled to recover (whether by payment, discount, credit, relief, or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any Company (in whole or in part) in respect of the Loss which is the subject matter of the claim, then the Purchaser shall use its reasonable endeavours to procure that all steps are taken as any Seller may reasonably require to enforce such recovery and shall, or shall procure that the relevant Company shall, as applicable, pay to the Sellers as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery or if less (ii) the amount previously paid by the Sellers to the Purchaser.

8.11	Double Claims

The Purchaser shall not be entitled to recover from any Seller under this Agreement or any Transfer Documents more than once in respect of the same Loss.

8.12	Fraud and Wilful Misconduct

None of the limitations contained in this Clause 8 shall apply to any claim which arises as a result of fraud or wilful misconduct by any Seller or any Company.

9	Claims

9.1	Indemnities

9.1.1	Subject to the limitations set forth in Clauses 7 and 8, from and after the Closing, the Sellers shall protect, defend, hold harmless and indemnify the Companies, the Purchaser and CEDC and their respective successors and assigns from, against and in respect of any and all Losses that may be suffered or incurred by any of them arising from the following:

(i)	any breach of any of the Sellers’ Warranties (provided that each qualifier as to materiality or Material Adverse Effect contained therein shall be ignored for the purposes of calculating Losses once it has been determined that the text of such Warranties including any such relevant qualifier has been breached);

(ii)	any material breach of any covenant or agreement made by any of the Sellers in this Agreement or any Transaction Documents;

(iii)	the sale by Bols of WTK Soplica; and

(iv)	Bols’ former ownership of WTK Soplica;

(v)	the lawsuits with Superior Yacht Services;

(vi)	any and all reasonable costs and expenses (including without limitation, reasonable legal fees and accounting fees) incident to the successful enforcement of the provisions of this Clause 9.

9.1.2	From and after the Closing, the Purchaser shall protect, defend, hold harmless and indemnify the Sellers and their respective successors and assigns from, against and in respect of any and all Losses that may be suffered or incurred by any of them arising from the following:

(i)	any breach of any of the Purchaser’s Warranties; and

(ii)	any material breach of any covenant or agreement made by any of the Purchaser or CEDC in this Agreement or any Transaction Documents.

9.2	Notification of Potential Claims

If the Purchaser or any Company becomes aware of any matter or circumstance that may give rise to a claim against any Seller under this Agreement or the Transfer Documents, the Purchaser shall as soon as reasonably practicable and in any event within 30 days give a notice in writing to the Seller setting out such information as is available to the Purchaser or Company as is reasonably necessary to enable the Sellers to assess the merits of the claim, to act to preserve evidence and to make such provision as the Seller may consider necessary; provided that failure of the Purchaser or Company to give the Sellers prompt notice as provided herein shall not relieve the Sellers of any of their obligations hereunder, except to the extent that the Sellers are prejudiced by such failure.

9.3	Notification of Claims under this Agreement

Notices of claims under this Agreement or the Transfer Documents shall be given by the Purchaser to the Sellers within the time limits specified in Clause 9.2, specifying the legal and factual basis of the claim and sufficient evidence to support such legal and factual basis and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim.

9.4	Commencement of Proceedings

In circumstances where legal proceedings in respect of a claim notified pursuant to Clause 9.3 have been commenced by being both issued and served, any such claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn six months after such legal proceedings have commenced, unless at such time such legal proceedings are being be pursued by the Purchaser with reasonable diligence.

9.5	Investigation by the Sellers

In connection with any matter or circumstance that may give rise to a claim against any Seller under this Agreement or any Transfer Documents:

9.5.1	the Purchaser shall allow, and shall procure that the relevant Company allows, any Seller and its respective financial, accounting or legal advisers to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

9.5.2	the Purchaser shall disclose to the Sellers all material which relates to the claim and shall, and shall procure that any other relevant members of the Purchaser’s Group shall, give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as any Seller or its financial, accounting or legal advisers may reasonably request subject to the Sellers agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

9.6	Conduct of Third Party Claims

If the matter or circumstance that may give rise to a claim against any Seller under this Agreement or any Transfer Documents is a result of or in connection with a claim by or liability to a third party then:

9.6.1	until the due date for the acknowledgement specified in Clause 9.6.2 below, no admissions in relation to such third party claim shall be made by or on behalf of the Purchaser or any other member of the Purchaser’s Group or any Company and the claim shall not be compromised, disposed of or settled without the written consent of the Sellers but the Purchaser shall during such period be entitled to pursue such third party claim and, if the Sellers send an acknowledgement of such third party claim in accordance with Clause 9.6.2, any expenses incurred by the Purchaser in relation thereto during such period shall also be indemnified in accordance with this Clause 9.6; and

9.6.2	if, within 60 days after receipt of notice of a third party claim in accordance with Clause 9.2, the relevant Seller(s) acknowledges in writing to the Purchaser that such Seller(s) will indemnify the Purchaser or other member of the Purchaser’s Group or any Company concerned against all Losses relating to such third party claim, such Seller(s) shall be entitled at its own expense and in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group or any Company concerned and to have the conduct of any related proceedings, negotiations or appeals; provided, however, that any compromise or settlement involving (A) non-monetary obligations of the Purchaser or other member of the Purchaser’s Group or (B) monetary obligations in excess of the limitation set forth in Clause 8.3, shall require the consent of the Purchaser (such consent not to be unreasonably withheld).

10	Guarantees

10.1.1	Rémy Cointreau Guarantee

(i)	Rémy Cointreau unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance and observance by Botapol Management of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement, the Transfer Documents and the Tax Indemnity (the “Guaranteed Obligations”) to the extent of any limit on the liability of Botapol Management in this Agreement, the Transfer Documents and the Tax Indemnity.

(ii)	If and whenever Botapol Management defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations, Rémy Cointreau shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement, the Transfer Documents or the Tax Indemnity and so that the same benefits shall be conferred on the Purchaser as it would have received if the Guaranteed Obligations had been duly performed and satisfied by Botapol Management.

(iii)	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all Guaranteed Obligations shall have been performed or satisfied. This guarantee is in addition to any rights or security which the Purchaser may now or hereafter have or hold for the performance and observance of the Guaranteed Obligations.

(iv)	As a separate and independent obligation Rémy Cointreau agrees that any of the Guaranteed Obligations (including, without limitation, any moneys payable) which may not be enforceable against or recoverable from Botapol Management by reason of any legal limitation, disability or incapacity on or of (other than any limitation imposed by this Agreement, the Transfer Documents or the Tax Indemnity) shall nevertheless be enforceable against and recoverable from Rémy Cointreau as though the same had been incurred by Rémy Cointreau and Rémy Cointreau were the sole or principal obligor in respect thereof and shall be performed or paid by Rémy Cointreau on demand.

(v)	The liability of Rémy Cointreau under this Clause 10 shall not be released or diminished by any variation of the Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance.

10.1.2	CEDC Guarantee

(i)	CEDC unconditionally and irrevocably guarantees to the Sellers the due and punctual performance and observance by Purchaser of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to the Guaranteed Obligations to the extent of any limit on the liability of Purchaser in this Agreement, the Transfer Documents and the Tax Indemnity.

(ii)	If and whenever Purchaser defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations, CEDC shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement, the Transfer Documents or the Tax Indemnity and so that the same benefits shall be conferred on the Sellers as it would have received if the Guaranteed Obligations had been duly performed and satisfied by Purchaser.

(iii)	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all Guaranteed Obligations shall have been performed or satisfied. This guarantee is in addition to any rights or security which the Sellers may now or hereafter have or hold for the performance and observance of the Guaranteed Obligations.

(iv)	As a separate and independent obligation CEDC agrees that any of the Guaranteed Obligations (including, without limitation, any moneys payable) which may not be enforceable against or recoverable from Purchaser by reason of any legal limitation, disability or incapacity on or of (other than any limitation imposed by this Agreement, the Transfer Documents or the Tax Indemnity) shall nevertheless be enforceable against and recoverable from CEDC as though the same had been incurred by CEDC and CEDC were the sole or principal obligor in respect thereof and shall be performed or paid by CEDC on demand.

(v)	The liability of CEDC under this Clause 10 shall not be released or diminished by any variation of the Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance.

11	Purchaser’s share price guarantee

If the weighted average of the NASDAQ closing price per Purchaser’s share of common stock over the four weeks immediately preceding the first anniversary of Closing (the “Market Value”) is below US$32.59, the Purchaser shall within twelve weeks following the first anniversary of Closing pay to the Sellers such amount in US dollars in immediately available funds as is equal to the difference between (A) and (B) where:-

“A” is US$32.59 multiplied by the number of Consideration Shares issued to the Sellers; and

“B” is the Market Value multiplied by the number of Consideration Shares issued to the Sellers.

12	Payment by Takirra to Botapol Management and by Botapol Management to the Purchaser

Botapol Management hereby agrees that if on a Reference Date (as defined below) the aggregate Market Value (as defined below) of the total number of Consideration Shares issued to Botapol Management on the Closing Date (the “Botapol Shareholding”) is below US$15 million plus the aggregate Issue Price for the Botapol Management Shareholding (the sum of these amounts being referred to as the “Reference Price”) then:

(i)	Takirra shall, within five days of such Reference Date pay to Botapol Management in US dollars in immediately available funds an amount equal to two thirds of the difference between the Reference Price and the aggregate Market Value of the Botapol Shareholding less such number of Consideration Shares as Botapol Management has actually sold and could reasonably have sold in the period between the first anniversary of the Closing Date and the Reference Date at a price per share in excess of the Reference Price in accordance with the provisions of the Registration Rights Agreement provided that in no event shall Takirra be required to pay Botapol Management in excess of US$10 million pursuant to this Clause; and

(ii)	Botapol Management shall, within 5 days of such Reference Date pay to the Purchaser in US dollars in immediately available funds an amount equal to US$5 million less one third of the difference between the Reference Price and the aggregate Market Value of the Botapol Shareholding provided that in no event shall Botapol Management be required to pay the Purchaser in excess of US$5 million pursuant to this Clause.

For the purpose of this Clause 12

“Market Value” means the weighted average of the closing price on NASDAQ over five consecutive trading days for one Purchaser’s share of common stock during the period commencing on the Reference Date multiplied by the number of Consideration Shares issued to Botapol Management.

“Reference Date” means:

(i)	where the Cash Percentage is 45%, the date which is 12 months after the Closing Date;

(ii)	where the Cash Percentage is 55%, the date which is 18 months after the fClosing Date;

(iii)	where the Cash Percentage is between 45 % and 55%, such date as is calculated as being a number of months (the “Pro Rata Number of Months”) after the first anniversary of the Closing Date.

“Pro Rata Number of Months” is calculated as follows:

Cash Percentage – 45%	x	6
15%

For the avoidance of doubt the payment obligations described in this Clause 12 shall apply irrespective whether or not Botapol Management continues to be the owner of all or part of the Botapol Shareholding.

Two worked examples showing calculations of the above payments are set out in Schedule 15.

13	Payment by Botapol Management to the Purchaser

Botapol Management hereby agrees that if between the first anniversary of Closing and the Reference Date (as defined in Clause 12 above) the aggregate Market Value (as defined in Clause 12 above) of the Botapol Shareholding in is in excess of the Reference Price (as defined in Clause 12), then Botapol Management shall, within five days of such Reference Date, pay to the Purchaser in US dollars in immediately available funds an amount equal to US$5 million.

For the avoidance of doubt, the payment obligations described in this Clause 13 shall apply irrespective or whether or not Botapol Management continues to be the owner of all or part of the Botapol Shareholding.

Upon Botapol Management being required pursuant to this Clause 13 to pay the Purchaser the abovementioned sum of US$5 million, the provisions of Clause 12 above shall automatically lapse and be of no further effect.

14	Purchaser’s Right of First Offer

Subject to compliance by DELB BV and Rémy Cointreau with their obligations under the existing Maxxium Scandinavian distribution agreements, the Maxxium joint venture documentation and existing distribution agreements with other third parties, Rémy Cointreau hereby agrees that for a period of twelve months from the date of the signing of the sale documentation (in the case of jurisdictions where no distribution agreement currently exists) or (in the case of any jurisdiction in which any distribution agreement currently exists) for a period of twelve months from the expiry of the distribution agreement applicable to that jurisdiction, neither DELB BV nor any other member of the Rémy Cointreau Group shall enter into any distribution contract with any person to distribute Bols vodka in a Western or Eastern European country (other than Russia and Poland which are already covered by the Trademark License) unless the terms and conditions of an exclusive distribution contract in such country has been previously offered by DELB BV to the Purchaser (or such other member of the Purchaser’s Group as CEDC may nominate) in writing (which must include a five year term tacitly renewable on a rolling five years basis (terminable by either on twelve months written notification prior to such initial or any subsequent five year period)). If any such written offer is not accepted by the Purchaser within six months of written notification of the offer by DELB BV, DELB BV or another member of the Rémy Cointreau Group shall be entitled for a period of six months thereafter to enter into a distribution contract with a third party on terms and conditions identical to those offered to the Purchaser, failing which the procedure described above must be repeated.

15	Rémy Cointreau U.S.A.’s Right of First Refusal

In circumstances where the Purchaser or a member of the Purchaser’s Group becomes a majority shareholder in Polmos Bialystok for a period of six months from the date of the acquisition of such majority shareholding, the Purchaser shall not and shall procure that no other member of the Purchaser’s Group (including the Companies) shall enter into any distribution contract with any person, to distribute Zubrowka vodka in the United States of America unless the terms and conditions of an exclusive distribution contract have been previously offered by the Purchaser to Rémy Cointreau U.S.A. (or such other member of the Rémy Cointreau Group as Rémy Cointreau may nominate) in writing (which must include a five year term tacitly renewable on a rolling five years basis (terminable by either on twelve months written notification prior to such initial or any subsequent five year period)). If any such written offer is not accepted by Rémy Cointreau U.S.A. or such other member of the Rémy Cointreau Group as Rémy Cointreau may nominate within six months of written notification of the offer by the Purchaser, the Purchaser or another member of the Purchasers’ Group shall be entitled for a period of six months thereafter to enter into a distribution contract with a third party on terms and conditions identical to those offered to Rémy Cointreau U.S.A. or such other member of the Rémy Cointreau Group as Rémy Cointreau may nominate, failing which the procedure described above must be repeated.

16	Confidentiality

16.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of any Seller’s Group or the Purchaser’s Group without the prior written approval of the parties. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either party are listed but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

16.2	Confidentiality

16.2.1	This Clause shall be without prejudice to the Confidentiality Agreement, which agreement shall continue notwithstanding this Agreement.

16.2.2

(i)	Subject to Clause 16.1 and Clause 16.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement or any Transaction Document which relates to:

(a)	the provisions of this Agreement and any Transaction Document; or

(b)	the negotiations relating to this Agreement and any Transaction Document.

(ii)	Each Seller shall treat as strictly confidential and not disclose or use any information relating to the Companies following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group.

(iii)	The Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of any Seller’s Group including, prior to Closing, the Companies.

16.2.3	Clause 16.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of any party are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any party;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any Transaction Document or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 16.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)	the other party has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 16.2.3 (i), (ii) or (iii), the party concerned shall promptly notify the other parties of such requirement with a view to providing the other parties with the opportunity to contest such disclosure, to obtain confirmation that the information so disclosed will be treated as confidential or otherwise to agree the timing and content of such disclosure or use.

17	Other Provisions

17.1	Board representation

Each of the Sellers shall have the right to propose for membership one director to the board of directors of CEDC on Closing and CEDC shall take such action to cause such persons as soon as reasonably practicable thereafter, consistent with the Del. GCL and its organizational documents, to become members of its board of directors and to maintain such board membership at subsequent elections for as long as the Seller proposing such nominee continues to own at least 50% of the number of CEDC shares that were issued to it on Closing.

17.2	Further Assurances

17.2.1	Each of the parties shall from time to time execute such documents and perform such acts and things as any party may reasonably require to transfer the Shares to the Purchaser, to transfer the Consideration Shares to the Sellers and to give any party the full benefit of this Agreement and the Transfer Documents.

17.2.2	The Purchaser shall, and shall procure that the relevant Companies shall, retain for a period of 10 years from Closing the books, records and documents of the Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Companies shall, allow the Sellers reasonable access, during normal business hours and upon reasonable prior notice, to such books, records and documents, including the right to take copies, at the relevant Seller’s expense for tax and any other legal or regulatory purposes.

17.3	Release of Guarantees and Repayment of Intercompany Indebtedness

17.3.1	The Purchaser shall use reasonable endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of the Sellers or any member of any Seller’s Group from any securities, guarantees or indemnities listed in Schedule 15 given by or binding upon the Sellers or any member of any Seller’s Group in respect of any liability of the Companies. Pending such release the Purchaser shall indemnify the Sellers and all members of any Seller’s Group against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Companies.

17.3.2	Each Seller shall use reasonable endeavours to procure, by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each Company from any securities, guaranties or indemnities given by or binding upon any of the Companies in respect of any liability of the Sellers or any member of such Seller’s Group. Pending such release, the relevant Seller shall indemnify the Companies against all amounts paid by any of the Companies pursuant to any such securities, guarantees and indemnities in respect of such liability of such Seller or any member of such Seller’s Group.

17.3.3	Immediately following Closing, the Purchaser shall procure that the Companies repay to the relevant member(s) of each Seller’s Group the amount of any indebtedness which is identified in the Indebtedness Statement as being owed by the Companies to any member of a Seller’s Group. Except to the extent provided in the previous sentence, Rémy Cointreau and Takirra (acting on their own behalf and on behalf of each member of their Seller’s Group) shall be deemed to have cancelled, effective on the Closing Date, any indebtedness due from the Companies to any member of the Seller’s respective Groups (other than the Companies), in each case including interest and other amounts accrued thereon or due in respect thereof.

17.3.4	On Closing, each Seller shall procure that each member of its Seller’s Group repays to the Companies the amount of any indebtedness which is identified in the Indebtedness Statement as being owed by any member of their Seller’s Group to the Companies.

17.3.5	Rémy Cointreau and Takirra (acting on their own behalf and on behalf of each member of their Seller’s Group and their respective successors and assigns and CEDC, collectively, the “Seller Releasors”) shall be deemed on Closing to have released and forever discharged each of the Companies and their respective successors and assigns (the “Company Releasees”) from and against any and all actions, causes of actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, executions, claims and demands of any kind and nature whatsoever in law or in equity known or unknown against any Company Releasee (including, without limitation, any claims against a predecessor in interest of the Company Releasees) which the Seller Releasors, or any of them, ever had or may have up until immediately preceding the Closing, other than:-

(i)	any amounts which are listed in the Receivables and Payables Statement;

(ii)	any obligations of the Company Releasees under or in connection with this Agreement or any of the other Transaction Documents; and

(iii)	the services agreement dated 1 October, 2002 and made between Bols and CLS Rémy Cointreau in relation to the use of office premises in Warsaw.

17.3.6	CEDC and the Purchaser (acting on behalf of each member of the Companies and the Companies’ respective successors and assigns, collectively, the “Company Releasors”) shall be deemed on Closing to have released and forever discharged each member of the Seller’s Groups and their respective successors and assigns (the “Seller Releasees”) from and against any and all actions, causes of actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, executions, claims and demands of any kind and nature whatsoever in law or in equity which are known or unknown against any Seller Releasee (including, without limitation, any claims against a predecessor in interest of the Seller Releasees) which the Company Releasors, or any of them, ever had or may have up until immediately preceding the Closing, other than:-

(i)	any amounts which are listed in the Receivables and Payables Statement;

(ii)	any obligation of the Seller Releasees under or in connection with this Agreement or any of the other Transaction Documents; and

(iii)	the services agreement dated 1 October, 2002 and made between Bols and CLS Rémy Cointreau in relation to the use of office premises in Warsaw.

17.4	Insurance

The Purchaser agrees that, following Closing, no member of any Seller’s Group shall be required to maintain any of the insurance policies maintained prior to Closing in relation to the Group.

17.5	Whole Agreement

17.5.1	The Transaction Documents contain the whole agreement between the parties relating to the subject matter of the Transaction Documents at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in the Transaction Documents.

17.5.2	The Purchaser acknowledges that it has not been induced to enter into the Transaction Documents by any representation, warranty or undertaking not expressly incorporated into them.

17.5.3	So far as is permitted by law and except in the case of fraud or wilful misconduct, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with the Transaction Documents shall be for breach of the terms of the Transaction Documents to the exclusion of all other rights and remedies (including those in tort or arising under statute).

17.6	Reasonableness

Each of the parties confirms it has received independent legal advice relating to all the matters provided for in the Transaction Documents, and agrees that the provisions of the Transaction Documents are fair and reasonable.

17.7	No Assignment

17.7.1	Except as provided in Clause 17.7.2 below, no party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

17.7.2	Notwithstanding Clause 17.7.1 above, a party may, without the consent of the other parties, assign to a wholly owned subsidiary the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains a subsidiary of the party concerned and provided further that the assignor shall remain jointly and severally liable for the performance by the assignee of its obligations hereunder.

17.8	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

17.9	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

17.10	Time of the Essence

Time shall be of the essence of this Agreement as regards any dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

17.11	Method of Payment

All payments shall be effected by crediting for same day value the account specified by the relevant Seller or the Purchaser, as the case may be, reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected, on or before the due date for payment.

17.12	Costs

17.12.1	The Purchaser shall indemnify Rémy Cointreau against one half of all payments made by it to the holders of Rémy Cointreau’s 6 1/2% Notes due 2010 and the holders of Rémy Cointreau’s 5.20 % Notes due 2012 (together the “Notes”) in order to secure the approval of the holders of the Notes either to the sale of the Shares and the execution by the members of the Rémy Cointreau Group of the Transaction Documents or to a relaxation of the covenants in the terms and conditions of the Notes in order to render such transactions permitted transactions, subject to a maximum payment of US$500,000 which payment shall be made within 15 days of the date hereof.

17.12.2	Save as provided in Clause 17.12.1, the Sellers shall bear all costs incurred by them in connection with the preparation, negotiation and entry into of the Transaction Documents and the sale of the Shares.

17.12.3	Save as provided in Clause 17.12.1, the Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of the Transaction Documents and the purchase of the Shares.

17.13	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties which are payable as a result of the transactions contemplated by the Transaction Documents. The Purchaser shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed in connection with the payment of such taxes and duties. The Purchaser shall indemnify the Sellers and all members of each Seller’s Group against any Losses suffered by that Seller or member of their Seller’s Group as a result of the Purchaser failing to comply with its obligations under this Clause 17.13.

17.14	Interest

If any party defaults in the payment when due of any sum payable under the Transaction Documents the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 1 per cent above the three month EURIBOR rate for deposits of an equivalent amount from time to time. Such interest shall accrue from day to day.

17.15	Grossing-up of Payments

17.15.1	All sums payable under this Agreement and any Transfer Document shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law the party making the payment shall be obliged to pay to the other party such sum as will after such deduction or withholding has been made leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if either party to this Agreement shall have assigned the benefit in whole or in part of this Agreement or the relevant Transfer Document then the liability of the other party under this Clause 17.15.1 shall be limited to that (if any) which it would have been had no such assignment taken place.

17.15.2	If the recipient of a payment made under Clause 17.15.1 receives a credit for or refund of any Taxation payable by it or similar benefit by reason of any deduction or withholding for or on account of Taxation then it shall reimburse to the other party such part of such additional amounts paid to it pursuant to Clause 17.15.1 above as the recipient of the payment certifies to the other party will leave it (after such reimbursement) in no better and no worse position than it would have been if the other party had not been required to make such deduction or withholding.

17.15.3	Where any payment is made under this Agreement pursuant to an indemnity, breach of warranty or any compensation or reimbursement provision and that sum is subject to a charge to Taxation in the hands of the recipient (other than Taxation on interest payable under Clause 17.14 and Taxation attributable to the Purchase Price or to a payment being properly treated under Clause 3.3 as an adjustment to the Purchase Price) the sum payable shall be increased to such sum as will ensure that after payment of such Taxation (and after giving credit for any tax relief available to the recipient in respect of the matter giving rise to the payment) the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Taxation.

17.16	Notices

17.16.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in the English language;

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

17.16.2	A Notice to Rémy Cointreau shall be sent to such party at the following address, or such other person or address as Rémy Cointreau may notify to the Purchaser from time to time:

Rémy Cointreau S.A.
21 Boulevard Haussman 75009 Paris
Fax: 33 1 4561 9329
Attention: Gerard Taubman, Directeur Juridique

17.16.3	A Notice to Botapol Management shall be sent to such party at the following address, or such other person or address as Botapol Management may notify to the Purchaser from time to time:

Botapol Management B.V.
Wattstraat 61
2723 RB Zoetermeer
Fax: 31 79 330 54 64
Attention: Loers Beukers

17.16.4	A Notice to Takirra shall be sent to such party at the following address, or such other person or address as Takirra may notify to the Purchaser from time to time:

Takirra Investment Corporation N.V.
Fokkerweg 26, Unit 301,
Curaçao
Netherlands Antilles
Fax: [•]
Attention: [•]

With a copy to:

FFC Fincoord Finance Coordinators Ltd.
Beustweg 12
CH-8032 Zürich, Switzerland
Fax: +41 44 258 88 99
E-mail: markus@fincoord.com
Attention: Markus Sieger

17.16.5	A Notice to the Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

Central European Distribution Corporation
Two Bala Plaza
Suite 300
Bala Cynwyd, PA 19004
United States of America
Fax: +1 (610) 667 33 08
Attention: William V. Carey, President

17.16.6	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand, registered post or courier;

(ii)	at the time of transmission in legible form, if delivered by fax.

17.17	Invalidity

17.17.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

17.17.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 17.17.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 17.17.1, not be affected.

17.18	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart.

17.19	Governing Law

This Agreement shall be governed by, and construed in accordance with, English law.

17.20	Arbitration

17.20.1	Any disputes arising out of or in connection with Agreement and the Transaction Documents shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules” and the “ICC” respectively) by three arbitrators.

17.20.2	Where there are two parties in dispute (“Parties”), each Party shall nominate one arbitrator in accordance with the Rules. If either Party fails to nominate an arbitrator, the appointment shall be made by the Court of Arbitration of the ICC (the “Court”). Within fifteen days of the confirmation of the appointment of the second arbitrator by the Court, the two arbitrators so appointed shall nominate a third arbitrator, who (subject to the confirmation of his appointment by the Court) shall act as chairman of the arbitral tribunal. If the two arbitrators fail to agree upon the nomination of a third arbitrator within the time limit specified herein, the third arbitrator shall be appointed by the Court.

17.20.3	If there is more than one claimant, all Parties which are claimants (the “Claimant Parties”) shall endeavour to agree upon the nomination of an arbitrator, such nomination to be set out in the request for arbitration. If there is more than one respondent, each of the Parties which is a respondent (the “Respondent Parties”) shall endeavour to agree upon the nomination of an arbitrator within thirty days following the date of receipt by each of them of the request for arbitration. The appointments of the arbitrators so nominated shall be subject to confirmation by the Court in accordance with the Rules. Where there is more than one claimant and/or more than one respondent and either the Claimant Parties or the Respondent Parties, or both of them, as the case may be, fail to agree upon the nomination of an arbitrator within the time limits specified herein, both arbitrators shall be appointed by the Court, any prior nominations by either the Claimant Parties or the Respondent Parties, as the case may be, being deemed to have been withdrawn.

17.20.4	For the purpose of the application of this Clause, the time limits specified for the nomination of an arbitrator shall commence on the date immediately following receipt of the request for arbitration by the last Respondent Party to receive the request. The same principle shall apply in relation to the calculation of the time limit provided for in the Rules for the filing of the answer to the request for arbitration (or answers to the request for arbitration in the event that a Respondent Party or a group of Respondent Parties wishes to file a separate answer to the request for arbitration).

17.20.5	Within fifteen days of the confirmation of the appointment of the second arbitrator or, as the case may be, of the appointment of the first two arbitrators by the Court, the two arbitrators shall nominate a third arbitrator, who (subject to confirmation of the appointment by the Court) shall act as the chairman of the arbitral tribunal. If the two arbitrators fail to agree upon the nomination of a third arbitrator within the time limit specified herein, the third arbitrator shall be appointed by the Court.

17.20.6	The place of arbitration shall be London. Arbitration proceedings shall be conducted in the English language and all documents submitted as evidence in such proceedings shall be in the English language provided, however that any technical documents which were originally prepared in Polish and of which no English language version exists may be used in such proceedings in their original Polish versions.

In witness whereof this Agreement has been duly executed on 27 June 2005.

/s/ Hervé Dumesny
SIGNED by Hervé Dumesny on behalf of

REMY COINTREAU S.A.

/s/ Loes Beukers /s/ Mark Maters
SIGNED by Loes Beukers and Mark Maters on behalf of

BOTAPOL MANAGEMENT B.V

/s/ Johannes Duivenvoorde
SIGNED by Johannes Duivenvoorde on behalf of

TAKIRRA INVESTMENT CORPORATION N.V.

/s/ William V. Carey
SIGNED by William V. Carey on behalf of

CAREY AGRI INTERNATIONAL POLAND Sp. z o.o.

/s/ William V. Carey
SIGNED by William V. Carey on behalf of

CENTRAL EUROPEAN DISTRIBUTION CORPORATION